PROKOM
SOFTWARE SA

FAX

to: Division of Corporate Finance File No. 82-4700 — Securities and Exchange Commission, Washington, DC, USA — +1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 17 Sep, 2002 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to the article 81.1.2. of the Law of Public Trading of Securities of the date of 21st of August of 1997 (Dz. U. – 1997 Nr 118.754; Nr 141.945, Dz. U. - 1998 Nr 107.669; Nr 88.554; Dz. U. – 2000 Nr 22.270, Nr 60.703, Nr 60.702, Nr 94.1037, Nr 114.1191, Nr 112.1315, Nr 103.1099, Nr 116.1216).

subject: **SHAREHOLDERS' AGREEMENT**

SUPPL

The Management Board of Prokom Software S.A. informs, that:

On 16 September 2002 Prokom Software SA signed with Mr Aleksander Lesz, President of Softbank SA's Management Board a preliminary agreement which assumes gradually taking over by Prokom Software SA the role of the strategic investor for Softbank SA. According to the agreement the Company will finally raise its commitment in Softbank SA to the level exceeding 33% of votes at Softbank SA's GSM. The price adopted in the agreement, of which Prokom Software SA will purchase shares from Mr Aleksander Lesz amounts to PLN 13 per share. In connection with Prokom Software SA's intention of exceeding the 33% of votes at Softbank SA's GSM and in connection with the agreement by virtue of which Prokom Software SA and Mr Aleksander Lesz represent together 42,18% of votes at Softbank SA GSM, the proper motions were lodged in the Polish Securities and Exchange Commission. Taking over the role of Softbank SA strategic investor by Prokom Software SA will be proceeded in the long period of time, hence according to the agreement, the necessity of calling the summon to sale or convert of Softbank SA's shares by Prokom Software SA will not appear.

Prokom Software SA intends to become a strategic investor for Softbank SA in order to begin and develop the strategic co-operation between companies in the field of: implicating of common products, co-operating in the field of selling software solutions, optimalization of business financing costs as well as using the synergy resulting from planned capital and operating connections. The details of this co-operation will be described in the final agreement which will be concluded by the end of September 2002.

Moreover Prokom Software SA concluded the partnership agreement with ACS (Alltel Corebanking Solutions), which shareholders are IBM and Alltel – one of the world leading provider of IT solutions for banking sector. Finally this agreement will allow the Company to implicate the ACS product - Corebank, dedicated to retail banking sector, not only in Poland but also in other European countries.

17 Sep, 2002 Beata Stelmach
Member of the Management Board

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